Richmont Mines Inc.

1 Place-Ville-Marie
Suite 2130, Montreal, QC
H3B 2C6, CANADA

Tel.: (514) 397-1410
Fax: (514) 397-8620
www.richmont-mines.com

NEWS RELEASE

RICHMONT MINES ANNOUNCES 21% INCREASE IN GOLD SALES IN 2006

  2006 net income $3.2 million compared with 2005 net loss of $27.5 million

  Commissioning of the Island Gold Mill; 3,256 ounces of gold from development material processed in fourth quarter; 189,430 ounces measured and indicated resources – 43-101 technical report filed on November 30, 2006

  2006 gold sales of 44,866 ounces at an average production cash cost of US$538 per ounce and average selling price of US$600

  $3.7 million gain on sale of assets for the year 2006

MONTREAL, Canada, February 22, 2007 – Richmont Mines Inc. (AMEX and TSX: RIC), a gold exploration, development and mining company with properties in Northeast Canada, announced today its financial results for the fourth quarter and 2006 fiscal year, which ended December 31, 2006. Financial results are based on Canadian GAAP and dollars are reported in Canadian currency, unless otherwise noted.

For the 2006 fourth quarter, net income was $2.5 million, or $0.10 per share, compared with a net loss of $25.0 million in the 2005 fourth quarter, or $1.40 per share. Results for the 2005 fourth quarter were impacted by a $26.0 million non cash write-down of the East Amphi mining asset. For the full fiscal year, net income was $3.2 million, or $0.14 per share, compared with a net loss of $27.5 million, or $1.54 per share, in the prior year.

Revenue for the 2006 fourth quarter was up 154% to $10.4 million compared with $4.1 million in the same period the prior year driven by a $3.1 million gain on the sale of assets in Newfoundland and higher gold sales and prices. In the fourth quarter of 2006, sales increased 43% to 9,102 ounces of gold at a cash cost of US$547 and an average selling price of US$613. In the 2005 fourth quarter, 6,362 ounces of gold were sold at a cash cost of US$499 and an average selling price of US$475. Other revenue in the fourth quarter was $1.0 million primarily from interest income and custom milling services compared with $0.1 million in the prior year.

For the full year, revenue was $36.1 million in 2006 compared with $21.6 million in 2005. 44,866 ounces of gold produced at an average cash cost of US$538 were sold in 2006 at an average price of US$600 compared with 36,956 ounces produced at an average cash cost of US$374 at an average price of US$443 in 2005.

Mr. Martin Rivard, President and CEO of Richmont Mines, commented, "Increased gold production, a continued strong demand for gold, and efforts to concentrate our resources through the sale of Nugget Pond contributed to an improved performance in 2006. Importantly, we made measurable progress in 2006 advancing our Island Gold project where we have identified 189,430 ounces of measured and indicated resources on the Island Zone. The mill is currently processing mineralized material from development work, and we anticipate a reserve calculation during the first quarter of 2007 that will allow us to make a decision about moving the project into commercial production in the second quarter of this year."

He added, "Strategically, our focus is on maximizing our assets, identifying advanced projects that we can participate in, and focusing on efficient production operations. Our goal is to grow over the next five to seven years to producing at a rate of 200 to 250 thousand ounces per year. In order to effectively reach our goals, we need to expand our resource and reserve base and extend the lives of our operations. We believe that there are many deposits that are not significant enough for larger players but are well-suited for our expertise in difficult, narrow vein underground deposits. The challenge in today’s market is determining the right price for the value."

Total operating costs1 for the 2006 fourth quarter were $5.6 million compared with $3.8 million in the same period the prior year. Costs were higher due to the operation of the East Amphi Mine, which was not in production in the fourth quarter of 2005, as well as higher energy and wage expenses, along with the appreciation of the Canadian dollar relative to the US dollar. Total operating costs for the fiscal year were $27.4 million compared with $16.8 million the previous year. This increase was mainly attributable to the East Amphi Mine that was brought into commercial production in February 2006. The average production cash cost for 2006 was US$538 compared with US$377 for the full production from the Beaufor Mine in 2005.

Total expenses were $8.3 million for the 2006 fourth quarter and $31.8 million for the full year compared with $36.3 million and $51.6 million respectively in 2005, both of which include the $26.0 million non cash asset write-down mentioned earlier.

Development Activities

Island Gold Property

Richmont Mines owns 55% of this joint venture with Patricia Mining Corp. In 2006, $23.4 million was invested for the continued development and advance exploration work of this property. The 43-101 technical report for the Island Zone, that was prepared with the information available as at June 30, 2006, by the independent consultant Genivar, resulted in measured and indicated resources of 519,729 tonnes at an average grade of 11.34 g/t, or approximately 189,430 ounces of gold and inferred resources of 196,917 tonnes at an average grade of 10.16 g/t, or approximately 64,949 ounces of gold. The reserve calculation by Genivar is expected to be completed by the end of the first quarter of 2007. Once this reserve calculation is received, the mine could be brought into production within a short time thereafter. A news release updating the advancement of the Island Gold project will be issued shortly.

_____________________
1 Include operation costs and royalty.

During the 2006 fourth quarter, the onsite mill processed over 39,200 tonnes of mineralized material at an average of 426 tonnes per day. Challenges at this location, and in general throughout the industry, are in staffing sufficiently and the cost of doing so. At the end of January 2007, there were 146 employees and 22 contractors on site.

Gold Sales

In 2006, Richmont Mines Mines sold from two mines, Beaufor and East Amphi, 44,866 ounces of gold compared with 36,956 ounces sold in 2005 from the Beaufor Mine. The Company did not achieve its production goals as it had a lack of continuity in mineralized zones, a lack of availability of long hole stopes at the Beaufor Mine, and lower grades than expected at the East Amphi Mine.

Beaufor Mine: Production and Exploration

In 2006, 139,513 tonnes of ore were processed at an average recovered grade of 5.54 g/t yielding 24,866 ounces of gold. In 2005, 199,269 tonnes of ore were processed at an average recovered grade of 5.72 g/t yielding 36,649 ounces of gold. Total cash cost per ounce was US$580 for the Beaufor Mine in 2006 compared with US$377 last year. At December 31, 2006, there were 18,097 tonnes stockpiled at the Camflo Mill that were processed at the beginning of the 2007 first quarter.

Performance at the Beaufor Mine has been below expectations due to a lack of continuity in the ore zones and to narrower mineralized zones. As announced in October 2006, measures were taken to reduce operating costs primarily through reductions in manpower. In 2007, the Beaufor Mine is expected to produce approximately 20,000 ounces of gold.

In addition, an exploration program of 20,000 meters is ongoing with the objective of discovering new mineralized zones or new faults that may contain significant gold values to extend the Beaufor mine life.

Golder and Associates was mandated to prepare a reserve report which was completed recently. The results of the report indicated that proven and probable reserves were 184,870 tonnes of ore at an average grade of 8.33 g/t, for approximately 49,490 ounces of gold and that measured and indicated resources were 611,465 tonnes of ore at an average grade of 7.55 g/t, or approximately 148,394 ounces of gold. Lower reserves are mainly attributable to a redefinition of technical parameters as the cut off of high values, a more rigorous mineralized block selection considering the particular geology patterns in the eastern portion of the Beaufor Mine and higher operating costs mainly due to the lower mining rate.

East Amphi Mine: Production

The East Amphi Mine was brought into production in February of 2006. Through the year, 179,194 tonnes of ore were processed at an average recovered grade of 3.47 g/t yielding 20,000 ounces of gold. Cash cost per ounce was US$485 for the East Amphi Mine in 2006.

Over two thousand meters of exploration drilling were completed in 2006 in several zones which proved to be well below expectations. As announced in October 2006, the Company had decided not to complete additional development, and it intends to cease operations at East Amphi Mine in the second quarter of 2007.

Considering the important investment needed to access reserves, the lower grade than expected following exploration drilling and disappointing results in the best potential zones, probable reserves defined in 2006 were converted into resources. At December 31, 2006, proven reserves were 99,909 tonnes of ore at an average grade of 3.67 g/t, or approximately 11,789 ounces of gold, and measured and indicated resources were 867,094 tonnes of ore at an average grade of 5.90 g/t, or approximately 164,554 ounces of gold.

The Company is currently evaluating alternatives that would maximize the East Amphi property value which is located in the Malartic mining camp along the prolific Larder Lake- Cadillac Break.

Exploration Project – Valentine Lake

Richmont Mines is currently preparing a $1.0 million exploration program that will allow the Company to acquire a 70% interest in the project from Mountain Lake Resources before October 31, 2007. This work will start in the second quarter of 2007 and will test targets identified in the compilation work completed in 2006.

Liquidity

Cash and cash equivalents at December 31, 2006 were $16.1 million, an increase of $1.4 million from December 31, 2005. Cash used in operations for the fourth quarter was $0.1 million compared with $3.0 million in the fourth quarter last year. In 2006, cash provided from operations was $2.4 million, compared with cash used in operation of $4.0 million in 2005. Total capital expenditures was $21.7 million and financing activities provided $20.1 million.

Outlook

Richmont Mines’ efforts in 2007 are focused on strengthening its operational capabilities while capitalizing on assets not being valued by the capital markets, but better valued by the industry. The Company will aggressively pursue building reserves through acquisition and partnerships, while focusing resources on exploration and development opportunities on currently owned properties. Richmont Mines anticipates Island Gold to be a strong producer in 2007 which should offset the closure of the East Amphi operations in the first half of the year, and the reduction in production from Beaufor.

Investor Relations

Richmont Mines has recently retained the services of Kei Advisors LLC, an investor relations advisory firm, to develop capital markets communication and shareholder awareness in North America. The firm provides a strategic approach and is committed to helping its clients create optimum shareholder value by closing the information gap that often exists between a company’s reality and the market’s perception.

The Kei team has over fifty years of capital market and investor relations experience offering a broad level of knowledge and expertise for public and private companies.

Martin Rivard
President and CEO

About Richmont Mines Inc.

Richmont Mines is a gold exploration, development and mining company. Since its incorporation in 1981, the Company has produced over 900 thousand ounces of gold from its holdings in Quebec and Newfoundland. Richmont Mines’ strategy is to cost effectively develop its mining assets, exploit mineralized reserves on properties owned and acquired, or develop partnerships to expand its reserve base. Richmont Mines’s competency is in finding and developing complex, narrow veined advanced projects to production.

More information on Richmont Mines can be found on its website at: www.richmont-mines.com.

Regulation 43-101
The resources calculation of the Island Gold property filed on November 30, 2006 was performed by qualified persons as defined by Regulation 43-101 and was supervised by Mr. Michel Garon, Eng. and Ms. Nicole Rioux, Geo., of Genivar, qualified persons under the terms of this standard. The reserve calculation of the Beaufor Mine as at December 31, 2006 was performed by qualified persons as defined by Regulation 43-101 and was supervised by Mr. François Chabot, Geo., of Golder and Associates, a qualified person under the terms of this standard.

Cautionary note to U.S. investors concerning resource estimates
Resource estimates
The resource estimate in this news release is prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of R 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"). In this news release, we use the terms "measured", "indicated" and "inferred" resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute "reserves". Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into "reserves". Further, "inferred resources" have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that "inferred resources" exist or can be legally or economically mined, or that they will ever be upgraded to a higher category.

Safe Harbor Statement
The information made available in this news release contains certain forward-looking statements which reflect Richmont Mines current view of future events and financial performance. Wherever used, the words "estimate", "expect", "plan", "anticipate", "believe", "may" and similar expressions identify forward-looking statements. Any such forward-looking statements are subject to risks and uncertainties and the company’s future results of operations could differ materially from historical results or current expectations. Some of these risks include, without limitation, the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs, and/or other factors that may be described in the company’s Annual Report, Annual Information Form and periodic reports filed with the Securities and Exchange Commission and the Canadian Securities Administrators. Future economic and industry trends that could potentially impact revenues and profitability are difficult to predict. The company assumes no obligation to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results express or implied therein will not be realized.

FINANCIAL DATA
	Three-month periods ended December 31,		Fiscal year ended December 31,
	2006	2005	2006	2005

Results ($)
Revenues	10,407,125	4,100,286	36,124,551	21,645,033
Net earnings (loss)	2,477,116	(25,020,517)	3,193,562	(27,480,010)
Cash flow from (used in) operations	(149,269)	(3,002,020)	2,429,397	(3,996,218)

Results per share ($)
Net earnings (loss)	0.10	(1.40)	0.14	(1.54)

Weighted average number of common shares
outstanding	24,224,592	19,504,428	22,903,984	17,837,886

Average selling price of gold per ounce	US$613	US$475	US$600	US$443

	December 31, 2006	December 31, 2005

Financial position ($)
Cash and cash equivalent	16,125,624	14,678,478
Total asset	78,498,120	54,226,497
Working capital	21,170,805	21,877,251

PRODUCTION AND SALES DATA

	Three-month periods ended December 31,
	Year	Ounces of gold		Cash cost (per ounce sold)
		Production	Sales
Beaufor Mine	2006	4,920	4,601	US$606
	2005	5,525	6,362	US$499
East Amphi Mine	2006	5,457	4 501	US$485
	2005	-	-	-
Total	2006	10,377	9,102	US$547
	2005	5,525	6,362	US$499

Fiscal year ended December 31,

	Year	Ounces of gold		Cash cost (per ounce sold)
		Production	Sales
Beaufor Mine	2006	25,110	24,866	US$580
	2005	36,533	36,649	US$377
East Amphi Mine	2006	19,755	20,000	US$485
	2005	-	-	-
Total	2006	44,865	44,866	US$538
	2005	36,533	36,956	US$374

Average exchange rate for 2006: US$1 = CAN$1.1341
Average exchange rate for 2005: US$1 = CAN$1.2116

For more information, please contact:

Julie Normandeau, Investor Relations	Tammy Swiatek, Investor Relations
Richmont Mines Inc.	Kei Advisors LLC
Telephone: (514) 397-1410	Telephone: (716) 843-3853
E-mail: jnormandeau@richmont-mines.com	E-mail: tswiatek@keiadvisors.com
Trading symbol: RIC	Listings: TSX-AMEX
Web Site: www.richmont-mines.com